Aquarius Cannabis, Inc.

515 South Flower Street, 36th Floor

Los Angeles, CA 90071

February 11, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Aquarius Cannabis Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-200932 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby respectfully withdraws its request for acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 set forth in a letter, dated and submitted via EDGAR February10, 2016.

Very truly yours,

Aquarius Cannabis, Inc.

By:	/s/ Michael Davis Lawyer
Michael Davis Lawyer
President, Chief Executive Officer and Chief Financial Officer